WOODSIDE

RECEIVED

2005 JAN 18 A 11: 15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

5 January 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

05005211

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Woodside forms Gulf of Mexico alliance with Explore Enterprises, lodged with the Australian Stock Exchange on 5 January 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
JAN 18 2005
THOMSON FINANCIAL

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178

ASX ANNOUNCEMENT
(ASX: WPL)

WEDNESDAY, 5 JANUARY 2005
5:30AM (AWST)

WOODSIDE
AUSTRALIAN ENERGY

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE FORMS GULF OF MEXICO ALLIANCE WITH EXPLORE ENTERPRISES

Woodside Energy (USA) Inc., a wholly owned subsidiary of Woodside Petroleum Ltd., has formed an alliance with Explore Enterprises of Louisiana LLC to jointly conduct exploration, acquisition, development and production activities in the United States Gulf of Mexico.

Under the agreement, Woodside and Explore Enterprises will jointly invest in the shelf and deep waters of the Gulf.

For each project, Woodside will hold 95% of the alliance's combined interests while Explore Enterprises will hold the remaining 5%. As part of the agreement, Explore Enterprises will also pay Woodside for a 5% interest in Woodside's existing leases in the Gulf, excluding Woodside's Neptune and Midway discoveries.

Explore Enterprises' interest in each project will increase from 5% to 12.5% after Woodside has recovered the present value of its invested capital in those projects.

The alliance is for five years and includes an option to extend for a further two years. The Explore Enterprises management team will be accountable to the board of Woodside Energy (USA) Inc. which is chaired by Woodside's Chief Executive Officer. The alliance will maintain offices in Houston, Texas, and Covington, Louisiana.

Woodside's Chief Executive Officer, Don Voelte, said the alliance was an important step in the development of Woodside's Gulf of Mexico business and its strategy to improve its competitive positioning in the region.

"It builds on our strategic objectives for the Gulf of Mexico by bringing an established and experienced management team to Woodside's Gulf business," Mr Voelte said.

Woodside's Director of Exploration, Agu Kantsler, said the management of Explore Enterprises had more than 120 years of combined experience in building successful businesses in the Gulf of Mexico.

"We believe that the combination of this team with Woodside's technical expertise and substantial lease position will provide both companies with significant benefits," Dr Kantsler said.

The Chief Executive of Explore Enterprises, Bill Bethea, said Woodside had built an outstanding set of exploration assets in the Gulf of Mexico.

"We believe that our experience in the region will allow the alliance to unlock the full value of its existing asset base and build a substantial business during the term of the agreement," he said.